August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (305) 500-4490

Mr. Gregory Swienton
Chief Executive Officer
Ryder System, Inc.
11690 N.W. 105th Street
Miami, FL 33178

> **Re:** **Ryder System, Inc.**
> **Definitive 14A**
> **Filed March 23, 2007**
> **File No. 001-04364**

Dear Swienton:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Authority, Role of Management and Delegation, page 14

1. Your disclosure is unclear as to which person or body determines the compensation of your executives. Please discuss in greater detail the compensation committee and board of directors' responsibilities with respect to setting CEO and senior executive compensation. Refer to Item 407(e)(3)(i) of Regulation S-K.

2. You indicate that the committee may delegate to "management" the authority to approve certain equity awards. Please identify the persons encompassed by the term "management." Refer to Item 402(b)(2)(xv) of Regulation S-K.

Use of Compensation Consultants, page 15

3. You retain at least two compensation consultants as well as special outside counsel to assist with compensation matters. Please revise to more fully address the nature and scope of their respective assignments, including their roles in determining and recommending compensation, and any other material elements of the consultants' functions. In addition, please identify the persons or bodies that may retain consultants and summarize the extent to which your consultants and counsel interact and cooperate. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Related Person Transactions, page 17

4. Your disclosure in this section is too general. Please provide, among other things, additional detail regarding the review and approval of related person transactions, including the specific dollar threshold for transactions subject to review, types of transactions covered and the review standards to be applied by the audit committee. In addition, please revise to confirm that your definition of "related person" is consistent with the definition set forth in Instruction 1 to Rule 404(a) of Regulation S-K. Refer to Item 404 of Regulation S-K.

Elements of our Executive Compensation, page 24

5. Please expand your analysis of the elements and levels of compensation paid to the named executive officers. Throughout your Compensation Discussion and Analysis, and as to each compensation element, please explain how you arrived at and why you paid each particular level and form of compensation. For example, you state that base salaries are set based upon several items but do not discuss these items with specificity. As another example, it is unclear as to how the specific number of stock options granted to each named executive officer was determined. Please revise your Compensation Discussion and Analysis to clearly disclose the specific factors considered by the committee in ultimately approving

individual elements of each named executive officer's compensation package and explain why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

6. You rely on certain benchmark companies for guidance in setting your compensation. Please specifically identify the companies to which you benchmark your compensation and, given that you operate in three different business segments, explain why the company believes that each particular benchmark company provides a useful basis for comparison. Further, if you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Performance Targets, page 26

7. You have not provided quantitative disclosure of the terms of the necessary targets to be achieved in order for your executive officers to earn their annual and long-term cash awards. Please disclose both quantitative and qualitative goals, and any other specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

8. You state that the performance goals for 2007 were set by the committee at a February meeting. The Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your last fiscal year. Please give consideration to Instruction 2 to Item 402(b) in fashioning your disclosure pursuant to the item requirement. See Section II.B.1 of Commission Release 33-8732A. We also refer you to the prior comment for additional instruction regarding your obligations (which include supplemental

submission of detailed confidentiality analyses as well as enhanced disclosure) should you believe that these targets may be appropriately omitted.

Summary Compensation Table, page 33

9. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation and equity awarded to Mr. Swienton differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

Potential Payments Upon Termination or Change of Control, page 39

10. Where appropriate, please include an expanded discussion of the processes and procedures by which the company determined the size and features of the termination and severance packages of its NEOs. In addition, please disclose in your Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor